Exhibit 99.1

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Company Announcement

COPENHAGEN, Denmark; May 7, 2024 – Genmab A/S (Nasdaq: GMAB) will increase its share capital by 6,959 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the company or others. The shares are subscribed in cash at the following price per share of nominally DKK 1:

2,171 shares at DKK 1,025.00,

2,790 shares at DKK 1,032.00,

98 shares at DKK 1,161.00,

729 shares at DKK 1,334.50,

343 shares at DKK 1,362.50,

549 shares at DKK 1,408.00,

179 shares at DKK 1,432.00, and

100 shares at DKK 1,615.00.

Proceeds to the company are approximately DKK 7.8 million. The increase corresponds to approximately 0.01% of the company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares give rights to dividends and other rights in relation to the company as of subscription. The new shares will be listed on Nasdaq Copenhagen after registration with the Danish Business Authority. The capital increase is expected to be finalized shortly.

Pursuant to section 32 of the Danish Capital Markets Act No. 198 of February 26, 2024, it is hereby announced, that the total nominal value of Genmab A/S' share capital after the capital increase is DKK 66,129,923 which is made up of 66,129,923 shares of a nominal value of DKK 1 each, corresponding to 66,129,923 votes.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies, and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S., and Tokyo, Japan. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 35
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Capital Increase in Genmab as a Result of Employee Warrant Exercise

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 35
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122